Exhibit (c)(5)

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PRELIMINARY DRAFT

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Presentation to the Special Committee of the Board of Directors

Discussion Materials

June 3, 2004

Greenhill

Miller Family Participation

Preliminary Terms - Subject to Change

The Miller family will invest in the deal on substantially similar terms as Blackacre

Key Terms	Miller Family Investment Proposal
Investment	• Initial investment of $100 million
• Optional $100 million additional investment over five year election period if granted option by Riley Acquisition Corporation (“Parent”)

• Percentage ownership interest determined on same basis as equity investment of Blackacre
• Preemptive rights with respect to future issuance of stock or other equity interests

Voting / Control Rights and Access to Information	• Miller family to have voting rights based on its equity interests on the same basis as other equity owners and shall be provided with equal access to information

• No rights or responsibilities of management or control over the new company

• Observation rights for representative of the Miller family to attend all board meetings

Registration Rights	• At least two demand registrations and unlimited piggyback and S-3 offering registrations effective upon an IPO with standard restrictions

Tag Along / Co-Sale Rights	• Right to tag-along with Blackacre in connection with any sale of capital stock or equity interests

•                  Third party purchaser required to purchase pro rata portion of capital stock or equity interests of the Miller family based upon the percentage ownership of the Miller family as compared to Blackacre

Office at the Company	• Stuart Miller will be entitled to maintain an office at the company

Executive Change of Control Payments

Management Perspective

LNR’s senior management team will receive a total of $121 million (pre-tax) and $62 million (after tax) upon consummation of the Transaction

This amount includes the value of acceleration of stock options, restricted stock and deferred compensation, which do not represent out-of-pocket costs to LNR

•                  It is estimated that the Transaction will trigger change of control payments to LNR senior executives in the amounts shown below

•                  Analysis originally prepared by LNR’s compensation consultants, Frederic Cook

•                  Change of control agreements will provide a total after-tax benefit of $62 million to management, including value derived from the acceleration of benefits (options, restricted stock, etc.)

	A	B	C = A + B	D = C * 39%	E	C - D - E
Name	Pre-Tax Parachute Payment	Pre-Tax Value of Benefit Acceleration	Total Pre-Tax Payout	Estimated Personal Income Taxes	Estimated Excise Tax Payable	After-Tax Total Benefit
Stuart Miller	$7,724,864	$14,845,297	$22,570,161	$(8,802,363)	$(2,076,967)	$11,690,831
Jeffrey Krasnoff	11,156,441	18,832,768	29,989,209	(11,695,792)	(2,865,439)	15,427,978
David Team	6,263,569	9,544,186	15,807,755	(6,165,024)	(1,615,627)	8,027,103
Mark Griffith	5,270,991	6,656,635	11,927,625	(4,651,774)	(1,205,964)	6,069,887
Ron Schrager	6,097,813	8,437,929	14,535,742	(5,668,939)	(1,514,516)	7,352,286
Bob Cherry	6,145,047	8,591,933	14,736,981	(5,747,422)	(1,543,329)	7,446,229
Shelly Rubin	4,062,041	6,879,593	10,941,634	(4,267,237)	(1,105,345)	5,569,052

Total	$46,720,766	$73,788,341	$120,509,106	$(46,998,551)	$(11,927,187)	$61,583,368

Notes:

Analysis assumes $64.50 change of control price and a change of control date of 6/30/04.

Individual tax rate is assumed at 39% and corporate tax rate assumed at 32.5%, per Frederic Cook estimates.

Discount rates assumed at: 1.45% (1-3 years), 3.22% (3-9 years) and 5.17% (>9 years) per Frederic Cook estimates.

Executive Change of Control Payments

Company Perspective

After taking into account the tax deductions LNR will receive related to (i) the parachute payments and (ii) acceleration of benefits, the Company will have an out-of-pocket cost of only $27 million related to the executive change of control agreements

•                  The total after-tax out-of-pocket cost to the Company of the executive change of control agreements is estimated at $27 million, or 1.35% of the change of control market capitalization

•                  Frederic Cook has noted that the costs of reasonable programs are generally between 1% and 3% of market capitalization

•                  Out-of-pocket costs to the Company include:

•                  Parachute payments to management

•                  Value of disallowed tax deductions relating to payment of excess parachute amounts and related excise tax

•                  Tax benefit related to acceleration of benefits (options, restricted stock, etc.)

	A	B	C	A + B - C
Name	After-Tax Parachute Payment	Disallowed Tax Deductions	Accelerated Benefit Tax Deduction	After-Tax Cost to Company
Stuart Miller	$5,214,283	$3,375,071	$(4,824,722)	$3,764,632
Jeffrey Krasnoff	7,530,598	4,656,339	(6,120,650)	6,066,287
David Team	4,227,909	2,625,394	(3,101,860)	3,751,442
Mark Griffith	3,557,919	1,959,692	(2,163,406)	3,354,204
Ron Schrager	4,116,024	2,461,088	(2,742,327)	3,834,786
Bob Cherry	4,147,907	2,507,909	(2,792,378)	3,863,438
Shelly Rubin	2,741,878	1,796,186	(2,235,868)	2,302,196

Total	$31,536,517	$19,381,679	$(23,981,211)	$26,936,985

Cost to Company as % of Change of Control Market Capitalization	1.35%

Notes:

Analysis assumes $64.50 change of control price and a change of control date of 6/30/04.

Individual tax rate is assumed at 39% and corporate tax rate assumed at 32.5%, per Frederic Cook estimates.

Discount rates assumed at: 1.45% (1-3 years), 3.22% (3-9 years) and 5.17% (>9 years) per Frederic Cook estimates.

Revised Liquidation Analysis

The value of LNR in a liquidation is estimated at $52 to $60 per share, including management’s estimates of excess value relating to Newhall and other assets that have not been publicly disclosed

However, liquidation does not produce the highest valuation due to taxes, transaction costs and dissolution issues

	Fair Value Estimate
($ in Millions, Except Per Share Data)	Low	High
Estimated Fair Value of Assets (2/29/04)	$3,444.8	$3,444.8

Plus: Adjustments to Fair Value (1)
Adjustment to B-Note Portfolio	40.0	50.0
Adjustment to CMBS	100.0	200.0
Newhall Land Value (Residential)	300.0	500.0
Assets Not Given Additional Value (Europe, Vertical Opps., etc.)	30.0	60.0
Servicing Platform Valuation	200.0	250.0

Pre-tax Total Asset Value	4,114.8	4,504.8

Less: Accounts Payable & Other Liabilities	(207.9)	(207.9)

Less: Mortgage Notes & Other Debt	(1,823.7)	(1,823.7)

Less: Minority Interests	(0.8)	(0.8)

Less: Transaction Costs (2.0% of Total Asset Value)	(82.3)	(90.1)

Total Pre-tax Liquidation Value	2,000.1	2,382.3

Less: Current Book Value	(1,071.2)	(1,071.2)

Gain on Liquidation	928.9	1,311.1

Tax on Liquidation (35.5% Tax Rate) (2)	329.7	465.4

Net Proceeds from Liquidation	$1,670.3	$1,916.8

Net Proceeds Per Share (3)	$52.20	$59.90

Notes:

(1)          Valuations based on LNR management estimates.  Assumptions are detailed on following pages.

(2)          Tax rate based upon public disclosure of estimated tax on fair value adjustment and includes state, federal and other taxes.

(3)          Based on fully diluted shares outstanding of 32.0 million.

Revised Liquidation Analysis

Assumptions

Estimated Fair Value of Assets (2/29/04) ($3,445 million):

•                  Publicly disclosed management estimate of fair value of LNR’s assets as of February 2004.  Conservative in nature due to public disclosure

Adjustment to B-Note Portfolio ($40-50 million):

•                  Tightening of spreads and superior financing in place has created undisclosed value of up to $50 million today

Adjustment to CMBS ($100-200 million):

•                  Unrated securities currently owned at a discount to face value of approximately $1 billion – currently only written up by $100 million.  Cash received to date has reduced basis by over $150 million, producing 31% cash return on book value.  Expectedfuture cash flows of $800 million assuming loss case on every bond with conservative spreads

Newhall Land Value (Residential) ($300-500 million):

•                  Assumptions as follows (zero inflation case):

•                  Average Home Price – $500,000

•                  Land Component – 40% or $200,000 per lot

•                  Land Development Cost – $125,000 per lot

•                  Number of Lots – 20,000

•                  Net profit equal to $1.5 billion, less $800 million cost, equals excess value of $700 million.  LNR entitled to 50% of profit, or $350 million.  Assume $50 million discount for time value, or $300 million.  Assumes no value for commercial, agricultural, water, vertical or profit sharing on residential lots

Assets Not Given Additional Value ($30-60 million):

•                  Vertical building opportunities, additional value on existing FT portfolio – conservatively $30 million

Servicing Platform Valuation ($200-250 million):

•                  Run rate revenues of $36 million less costs of $15 million produce cash flows of approximately $20 million annually.  Growth rate of cash flows over 20% per year

•                  Assume 10x valuation